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                 September 22, 2021

       John F. Woods
       Chief Financial Officer
       Citizens Financial Group, Inc.
       One Citizens Plaza
       Providence, RI 02903

                                                        Re: Citizens Financial
Group, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed September 16,
2021
                                                            File No. 333-259590

       Dear Mr. Woods:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Sonia Bednarowski at 202-551-3666 or Erin Purnell, Acting Legal Branch
       Chief, at 202-551-3454 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance